Managed Portfolio Series
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

September 18, 2013

VIA EDGAR TRANSMISSION

Ms. Christina DiAngelo Fettig
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Managed Portfolio Series (the “Trust”)
File Nos.: 33-172080 and 811-22525

Dear Ms. DiAngelo Fettig:

The purpose of this letter is to respond to the comments you provided to me on August 14, 2013 regarding the review of the most recent annual report (each a “Report” and collectively, the “Reports”) for the following series of the Trust (each a “Fund” and collectively, the “Funds”) as of the dates noted below:

Series of the Trust	Date of Report	Filing Date on Edgar
CSC Small Cap Value Fund	September 30, 2012	December 10, 2012
New Path Tactical Allocation Fund	October 31, 2012	January 4, 2013
Tortoise MLP & Pipeline Fund	November 30, 2012	February 5, 2013
Corporate America CU Short Duration Fund	December 31, 2012	March 7, 2013
Great Lakes Bond Fund Great Lakes Disciplined Equity Fund Great Lakes Large Cap Value Fund Great Lakes Small Cap Opportunity Fund	March 31, 2013	June 10, 2013
Nuance Concentrated Value Fund	April 30, 2013	July 2, 2013
Reinhart Mid Cap Private Market	May 31, 2013	August 5, 2013

The Trust appreciates the additional time you allowed for its response during our telephone call on September 13, 2013.  In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the SEC staff, the staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the staff’s comments and changes in disclosure in response to the staff’s comments do not foreclose the SEC from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the staff’s comments or changes in disclosure in response to the staff’s comments as a defense in any action or proceeding by the SEC or any person.

The Trust’s responses to your comments are as follows:

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response.  Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Reports.

1.
Pursuant to Item 4(c) of Form N-CSR, a description of the nature of the services comprising the Tax Fees disclosed should be included.  Such description should be more detailed than “tax compliance, tax advice, and tax planning.”

The Trust responds by stating that any Tax Fees paid to the Funds’ principal accountant(s) were for reviewing each Fund’s tax returns and distribution calculations.  The Trust undertakes to provide this more detailed disclosure in future N-CSR filings.

2.
The Trust filed amendments to (1) N-CSR on January 27, 2012 for the Tortoise MLP & Pipeline Fund, (2) N-PX on August 29, 2012 for the Tortoise MLP & Pipeline Fund, and (3) N-SAR on March 1, 2013 for the AC ONE China Fund and the LK Balanced Fund without providing any explanation for the amended filings.  Amended filings should be accompanied a transmittal letter which explains the reason for such amendment.

The Trust responds by stating that it filed amendments to (1) the N-CSR referenced above for the Tortoise MLP & Pipeline Fund because the original filing inadvertently had the incorrect dates in the date signature fields, (2) the N-PX for the Tortoise MLP & Pipeline Fund because the original filing needed to be updated for various corrections and omissions, and (3) the N-SAR for the AC ONE China Fund and the LK Balanced Fund because the original filing inadvertently omitted the data for the AC ONE China Fund.  The Trust further responds that the referenced amended filings were all filed before the final due date of the original filing.  The Trust undertakes to provide a transmittal letter noting the reason for any amendment to future filings.

3.
Pursuant to Item 27(b)(7)(i) of Form N-1A, management’s discussion of Fund performance should discuss the factors that materially affected the Fund’s performance during the most recently completed fiscal year.  The Reports for the Great Lakes Bond Fund, the Great Lakes Disciplined Equity Fund, the Great Lakes Large Cap Value Fund, the Great Lakes Small Cap Opportunity Fund and the CSC Small Cap Fund appear to only discuss the events of the most recently completed quarter or semi-annual period.

The Trust undertakes to include such disclosure in future annual reports to shareholders.

4.
The Management Discussion of Fund Performance section of certain Reports includes the expense ratio of a Fund from its last prospectus pursuant to FINRA advertising requirements.  However, to avoid investor confusion the SEC staff recommends that when such information is included, either the current expense ratio from the Report or a cross reference to the location of the more current expense ratio in the Report also be provided.

Subject to not receiving any objections from FINRA, the Trust undertakes to include such disclosure in future annual reports to shareholders.

5.
The Management Discussion of Fund Performance section of certain Reports for Funds with multiple classes defines one of the Fund’s tickers as a reference to the Fund in aggregate.  The SEC staff recommends that this practice be discontinued because of the potential for an investor in a non-defined class to be confused.

In future annual reports to shareholders of multiple class Funds, the Trust undertakes to eliminate references to a single ticker in situations where the disclosure applies to the aggregate Fund.

6.	Pursuant to Instruction 1(d) to Item 27(b)(7)(ii)(A) of Form N-1A, the growth of $10,000 graph should be based on a Fund’s minimum initial investment if that amount exceeds $10,000.

The Trust undertakes to base the above referenced line graph on a Fund’s minimum initial investment if such amount exceeds $10,000 in future annual reports to shareholders.

7.
The Expense Example required by Item 27(d)(1) of Form N-1A includes a footnote that explains how the expenses during the period are calculated, including the number of days in the most recent fiscal half-year divided by the actual days in the year.  Certain Fund Reports do not include the number of days used to prorate the annual expenses.

The Trust undertakes to include the number of days used to prorate the annual expense example in future reports to shareholders.

8.
For the New Path Tactical Allocation Fund, please confirm the calculation of the Expense Example given the statement included in the first paragraph that, “The Example is based on an investment of $1,000 invested at the beginning of the period and held for the entire period (December 28, 2011 – October 31, 2012).” Include the number of days in the most recent fiscal half-year divided by the actual days in the year in your response.

The Expense Example for the New Path Tactical Allocation Fund was calculated using the annualized expense ratio of 1.25% and 1.50% for the Institutional and Investor Class, respectively, for the period May 1, 2012 through October 31, 2012, and was prorated using 184 days during the fiscal half-year divided by 366, the number of days in the fiscal year.

9.
For the Nuance Concentrated Value Fund, the Expense Example states that “other extraordinary expenses as determined under generally accepted accounting principles” were excluded from the calculation of Actual Expenses.  Instruction 2(a)(ii) to Item 27(d)(1) of Form N-1A requires that extraordinary expenses as determined under generally accepted accounting principles be included in the calculation of Actual Expenses.

The Trust notes that the Nuance Concentrated Value Fund did not incur extraordinary expenses as determined under generally accepted accounting principles during the fiscal half-year ending April 30, 2013.  Further, the Trust undertakes to include extraordinary expenses as determined under generally accepted accounting principles, if incurred, in future reports to shareholders.

10.
For the Tortoise MLP & Pipeline Fund, please confirm how the interest expense on the Fund’s line of credit was treated in the calculation of the Expense Example.  Also, confirm whether such interest expense is subject to the contractual limit on the Fund’s operating expenses.

The Trust confirms that, consistent with the Fund’s prospectus disclosure and industry practice, interest expense is excluded from the definition of “Operating Expenses” in paragraph 2 of the Fund’s Operating Expense Limitation Agreement, and is therefore not subject to the contractual limit on the Fund’s operating expenses.  The Trust further notes that in reviewing the Operating Expense Limitation Agreement for purposes of responding to this comment, it became aware that a comma had been inadvertently deleted from the exclusionary clause to the Operating Expense definition between the words “leverage” and “interest,” which may have created some confusion as to the proper application of the agreement to interest expense1.  The Trust undertakes to correct this deletion in future versions of the agreement to eliminate any confusion.

The Trust further represents that while expense waivers were properly calculated and reflected in the Statement of Assets and Liabilities and Statement of Operations, the Expense Example contained certain calculation errors.  In particular, the Expense Example did not reflect the exclusion of interest expense from the Adviser’s reimbursement obligation, and instead assumed that interest expenses were part of Operating Expenses and were reimbursable by the Adviser to the extent necessary to the meet the Fund’s expense ratio cap for each share class.  The result of this miscalculation was: (1) to overstate the hypothetical ending account value of a $1,000 investment, assuming a 5% return before expenses, by amounts ranging from $0.02 to $0.05, depending on the share class; (2) to understate the Expenses Paid During the period by amounts ranging from $0.01 to $0.05, depending on the share class; and (3) to understate the annualized expense ratio for each share class as set forth in footnote 1 to the expense table by 0.01%.

Management of the Trust has consulted with the Fund’s auditor about these miscalculations and has concluded that the amounts involved are not material to the Fund’s financial statements.  The Trust undertakes to put additional controls in place to assure that such miscalculations do not recur.

___________________________
1 As executed, the Operating Expense Limitation Agreement excludes from the definition of Operating Expenses “front-end or contingent deferred loads, taxes, leverage interest, brokerage commissions, acquiring fund fees and expenses, expenses incurred in connection with any merger or reorganization, or extraordinary expenses such as litigation.” (emphasis added).  The definition properly should have excluded, as was intended by the parties executing the agreement, “front-end or contingent deferred loads, taxes, leverage, interest, brokerage commissions, acquiring fund fees and expenses, expenses incurred in connection with any merger or reorganization, or extraordinary expenses such as litigation.” (emphasis added).

11.
On the Schedule of Investments of the New Path Tactical Allocation Fund, for each investment company position greater than 25% of the Fund’s assets, please explain how shareholders may obtain additional information, including the investment company’s financial statements.

The Trust undertakes to include a footnote on the New Path Tactical Allocation Fund’s Schedule of Investments indicating that additional information, including the financial statements of an Underlying Fund, is available from the SEC’s EDGAR database at www.sec.gov.  The Trust confirms that it evaluated including the individual Underlying Fund’s website but concluded that referring shareholders to www.sec.gov was a better solution due to the often changing location of such documents on an individual fund’s website and certain requirements typically imposed by the terms of various participation agreements to exceed the limits imposed by Section 12(d) of the Investment Company Act of 1940, as amended, which requires additional disclosure when an Underlying Fund name is used in Fund disclosures.

12.	Pursuant to Regulation S-X, Article 6-04(12), amounts payable to officers and trustees must be separately stated.

The Trust undertakes to list separately any amounts payable to officers and trustees in future shareholder reports.

13.
On the Statement of Operations for the New Path Tactical Allocation Fund, pursuant to Regulation S-X, Article 6-07(7)(b), distributions of realized gains by other investment companies must be shown separately as a sub-category of Realized and unrealized gain (loss) on investments-net.

The Trust undertakes to list separately any distributions of realized gains by other investment companies as a sub-category of Realized and Unrealized Gain (Loss) on Investments in future shareholder reports.

14.
Certain Funds include payables to affiliates on a Fund’s Statement of Assets and Liabilities and, as a result, should disclose the amount payable to each affiliate separately along with the significant provisions of the contracts for which the liabilities were incurred.

The Trust undertakes to disclose separately the amounts payable to each affiliate along with the significant provisions of the contracts relating to such liabilities in future shareholder reports.

15.
For the Tortoise MLP &Pipeline Fund, Note 4 of the Notes to Financial Statements section of its Report describes the contractual arrangement between the adviser and the Fund to cap the Fund’s expenses above certain amounts, excluding “interest,” among others.  Please consider whether this exclusion is sufficiently descriptive given your response to comment 10 above and the actual terms of the Operating Expense Limitation Agreement.

Please see our response to comment 10 above.  The Trust has reviewed Note 4 and the terms of the Operating Expense Limitation Agreement between the Trust, on behalf of the Tortoise MLP & Pipeline Fund, and the adviser, and undertakes to clarify the agreement and, to the extent necessary, its disclosure in future shareholder reports.  The Trust also commits to proper calculation of the Expense Example in future shareholder reports.

16.
Regarding the Great Lakes Disciplined Equity Fund and the Great Lakes Small Cap Opportunity Fund, which were reorganized into the Trust and as a result, have a new independent accountant, the Office of the Chief Accountant expects that the disclosure required by Item 304 of Regulation S-K relating to changes in accountants will be included in such Funds’ Report.  The SEC staff was unable to locate such disclosure in the Report.

In situations where a new series of the Trust is a participant in a reorganization, the Trust undertakes to include change in accountant disclosure pursuant to Item 304 of Regulation S-K in future reports to shareholders.

17.
Pursuant to AICPA Audit Risk Alert ARA-INV.73 (2009), the SEC staff reminds the Trust that prior year expenses can only be recaptured/recouped if the current expense ratio is less than the prior year expense cap that was in place when such prior year expenses were waived.  The Trust describes its recoupment practice by stating that, “Expenses waived and/or reimbursed by the [a]dviser may be recouped by the [a]dviser if such recoupment can be achieved within the foregoing expense limits.”  The SEC staff believes that it is not clear from such disclosure whether the Trust is complies with allowed recapture practices.

The Trust has reviewed its disclosure and, in future shareholder reports, will describe its recoupment practices as follows:

Expenses waived and/or reimbursed by the [a]dviser may be recouped by the [a]dviser if such recoupment can be achieved without exceeding the expense limit in effect at the time the waiver and/or reimbursement occurred.

*     *     *     *     *     *

We trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact me at (414) 765-6121.

Sincerely,

MANAGED PORTFOLIO SERIES

/s/ Angela L. Pingel
Angela L. Pingel, Esq.
Secretary

cc:           Scot Draeger, Esq., Bernstein, Shur, Sawyer & Nelson, P.A.